UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Dicerna Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

253031108
(CUSIP Number)

April 11, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 495,297 shares (ǂ) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 495,297 shares (ǂ) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,297 shares (ǂ) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 2.33% (ǂ) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

(ǂ) Subject to an agreement (the “Blocker Agreement”) which provides that shares of Redeemable Convertible Preferred Stock of the Issuer (“Preferred Stock”) beneficially owned by the Reporting Person may not be converted into Common Stock of the Issuer (“Common Stock”) if, as a result of such conversion, the Reporting Person, together with its affiliates and any other person or entity acting as a group, would beneficially own in excess of 9.99% of the Common Stock.  See Item 4 below.

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 495,297 shares (ǂ) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 495,297 shares (ǂ) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,297 shares (ǂ) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 2.33% (ǂ) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(ǂ) Subject to the Blocker Agreement.  See Item 4 below.

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,084,639 shares (ǂ) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,084,639 shares (ǂ) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,639 shares (ǂ) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.11% (ǂ) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

(ǂ) Subject to the Blocker Agreement.  See Item 4 below.

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,084,639 shares (ǂ) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,084,639 shares (ǂ) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,639 shares (ǂ) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.11% (ǂ) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(ǂ) Subject to the Blocker Agreement.  See Item 4 below.

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,307,898 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,307,898 shares (#) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,898 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(#) Does not include additional shares of Common Stock issuable upon the conversion of Preferred Stock held by the Reporting Persons, that is subject to the Blocker Agreement.  See Item 4 below.

CUSIP NO.	253031108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,307,898 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,307,898 shares (#) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,898 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

(#) Does not include additional shares of Common Stock issuable upon the conversion of Preferred Stock held by the Reporting Persons, that is subject to the Blocker Agreement.  See Item 4 below.

CUSIP NO.	253031108

Item 1.

(a)	Name of Issuer
Dicerna Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
87 Cambridgepark Drive Cambridge, MA 02140

Item 2.

(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Private Healthcare Fund I, LP Cormorant Private Healthcare GP, LLC Cormorant Asset Management, LLC Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund I, LP - Delaware
 Cormorant Private Healthcare GP, LLC - Delaware
Cormorant Asset Management, LLC - Delaware
 Bihua Chen - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
253031108

CUSIP NO.	253031108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 495,297 shares
Cormorant Global Healthcare GP, LLC – 495,297 shares
Cormorant Private Healthcare Fund I, LP – 2,084,639 shares
 Cormorant Private Healthcare GP, LLC – 2,084,639 shares
Cormorant Asset Management, LLC – 2,307,898 shares
 Bihua Chen - 2,307,898 shares

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 2.33%
Cormorant Global Healthcare GP, LLC – 2.33%
Cormorant Private Healthcare Fund I, LP – 9.11%
 Cormorant Private Healthcare GP, LLC – 9.11%
Cormorant Asset Management, LLC – 9.99%
 Bihua Chen – 9.99%

(c)	Number of shares as to which such person has:

CUSIP NO.	253031108

(i)	sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 0 shares
 Cormorant Global Healthcare GP, LLC – 0 shares
Cormorant Private Healthcare Fund I, LP – 0 shares
 Cormorant Private Healthcare GP, LLC – 0 shares
Cormorant Asset Management, LLC – 0 shares
Bihua Chen – 0 shares

(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 495,297 shares
Cormorant Global Healthcare GP, LLC – 495,297 shares
Cormorant Private Healthcare Fund I, LP – 2,084,639 shares
 Cormorant Private Healthcare GP, LLC – 2,084,639 shares
Cormorant Asset Management, LLC - 2,307,898 shares
 Bihua Chen – 2,307,898 shares

(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 0 shares
 Cormorant Global Healthcare GP, LLC – 0 shares
Cormorant Private Healthcare Fund I, LP – 0 shares
 Cormorant Private Healthcare GP, LLC – 0 shares
Cormorant Asset Management, LLC – 0 shares
Bihua Chen – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 495,297 shares
Cormorant Global Healthcare GP, LLC - 495,297 shares
Cormorant Private Healthcare Fund I, LP – 2,084,639 shares
 Cormorant Private Healthcare GP, LLC – 2,084,639 shares
Cormorant Asset Management, LLC – 2,307,898 shares
 Bihua Chen – 2,307,898 shares

*** Shares reported herein represent shares of Common Stock which are issuable upon the conversion of shares of Preferred Stock beneficially owned by the Reporting Persons.  Each share of the Preferred Stock is convertible into a number of shares of Common Stock equal to (a) the stated value of the Preferred Stock, which is $100.00, plus accrued or declared and unpaid dividends, divided by (b) the conversion price of the Preferred Stock, which is initially $3.19, subject to adjustment. Shares of Common Stock reported herein represent shares of Common Stock issuable upon the conversion of 1,580,000, 6,650,000 and 320,000 beneficially owned by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”), Cormorant Private Healthcare Fund I, LP (the “Fund”), and a managed account (the “Account”),  respectively.  Cormorant Asset Management, LLC serves as investment manager for the Master Fund, the Fund and the Account.  Cormorant Global Healthcare GP, LLC serves as the general partner of the Master Fund. Cormorant Private Healthcare GP, LLC serves as the general partner of the Fund.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP, LLC and

CUSIP NO.	253031108

Cormorant Asset Management, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. Percentage calculations herein are based upon there being 20,794,193 shares of Common Stock issued and outstanding as of March 29, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 30, 2017.

The Reporting Persons are subject to an agreement which provides that the Preferred Stock beneficially owned by them may not be exercised if, as a result of such conversion, they, together with their affiliates and any other person or entity acting as a group, would beneficially own in excess of 9.99% of the Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	253031108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 21, 2017

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND I, LP
By: Cormorant Private Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen